Exhibit 99.11
Media Release

Rio Tinto progresses the Jadar lithium project to feasibility study stage

30 July 2020

Rio Tinto has approved an additional investment of almost $200 million to progress the next stage of the development of the lithium-borate Jadar project in Serbia. This will primarily fund the feasibility study, including the completion of detailed engineering designs, as well as permitting and land acquisition by the end of 2021, in line with the initial project schedule.

Rio Tinto Energy & Minerals Chief Executive Bold Baatar said “Rio Tinto’s lithium project pipeline is an important part of our vision to pursue opportunities which are part of the transition to a low-carbon future. We look forward to working closely with the Government of Serbia over the next eighteen months as we develop and validate our understanding of the project to the point when we can seek a final investment decision by the Board of Rio Tinto.”

The Jadar deposit contains high-grade mineralisation of boron and lithium supporting a long-life operation in the first quartile of operating costs for both products. The unique mineral, Jadarite was discovered by Rio Tinto geologists in 2004 near the city of Loznica in Western Serbia.

The company completed the detailed exploration of the Jadarite deposit in February 2020. The results of the drilling programme are now being incorporated into an update of the geological model. This update will facilitate a JORC Reserve declaration as part of the feasibility study and also a submission of Elaborate on Reserves, in accordance with the Serbian mineral code.

The development includes an underground mine, an industrial processing facility and all associated infrastructure. The project has the potential to supply the world with a significant amount of end-industrial products for lithium batteries for electric vehicles and energy storage facilities. It would also supply borates which are used in the manufacturing of detergents, cosmetics and other consumer goods.

In parallel, Rio Tinto has also started work on the commissioning of its lithium demonstration plant in the United States, which is extracting lithium from waste rock at its Boron mine in California. This plant could potentially produce 10 tonnes per year of lithium-carbonate needed in rechargeable batteries for electric vehicles and consumer electronics.

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